UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42536

Webus International Limited

(Translation of registrant’s name into English)

25/F, UK Center, EFC, Yuhang District

Hangzhou, China 311121

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

2026 Extraordinary General Meeting of Webus International Limited

In connection with the 2026 Extraordinary General Meeting of Webus International Limited (the “Company”) to be held at 25/F, UK Center, EFC, Yuhang District Hangzhou, China 311121 on February 27, 2026 at 9:00 p.m. Eastern Time (the “Meeting”), the Company hereby furnishes the notice of the Meeting (the “Notice”) and the form of proxy card (the “Proxy Card”) to be distributed to the holders of record of the Company’s ordinary shares, par value $0.0001 per share (“Ordinary Shares”), as of February 5, 2026. The Notice and the Proxy Card are furnished as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

The Company’s annual report and accounts for the year ended June 30, 2025, and other materials related to the Meeting are posted on https://ir.wetourglobal.com/secfilings.

The information contained in this report on Form 6-K, including Exhibits 99.1 and 99.2, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

EXHIBITS

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting
99.2	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webus International Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: February 13, 2026

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